News Release

CIBC declares dividends

Toronto, ON – May 31, 2012 (TSX: CM; NYSE: CM) – CIBC announced today that its board of directors declared a dividend of 90 cents per share on common shares for the quarter ending July 31, 2012 payable on July 27, 2012 to shareholders of record at the close of business on June 28, 2012.

Class A Preferred Shares

Other dividends per share for the quarter ending July 31, 2012, payable on July 27, 2012 to shareholders of record at the close of business on June 28, 2012, were declared as follows:

Series 18 – $0.343750

Series 26 – $0.359375

Series 27 – $0.350000

Series 29 – $0.337500

Series 33 – $0.334375

Series 35 – $0.406250

Series 37 – $0.406250

For further information: Mary Lou Frazer, Senior Director, Communications and Public Affairs, 416-980-4111 or Geoff Weiss, Vice-President, Investor Relations, 416-980-5093.